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                            October 20, 2020

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       A-21, 1st Floor, Ghanshyam Industrial Estate
       Off Veera Desai Road, Andheri West
       Mumbai, India 400053

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
5, 2020
                                                            CIK No. 0001816319

       Dear Mr. Pandya:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated August 4, 2020.

       Draft Registration Statement #2 on Form F-1

       Prospectus Summary, page 1

   1. We note your responses to prior comments 2 and 3 regarding your relationship with
                                                        Reachnet Cable Services
Pvt. Ltd. ("Reachnet") and the services you offer. Please clarify whether the 1.8 million
customers that you received from Reachnet are still customers of
                                                        Reachnet and must be
subscribers of Reachnet to access your streaming or added-value services. Further,
please provide a description of how your health and entertainment streaming services
differ from those offered by Reachnet.
 Dharmesh Pandya
FirstName LastNameDharmesh   Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany
October 20,NameLytus
            2020     Technologies Holdings PTV. Ltd.
October
Page 2 20, 2020 Page 2
FirstName LastName
2. In response to prior comment 4, you still appear to base your 8 million user base on a simple calculation of your 1.8 million users purchased from Reachnet multiplied by an industry average of users per household. Given your business model involves streaming services and other value-added services, please clarify whether you have any methodology to confirm you have 8 million users. Please consider adding a risk factor that addresses that the assumptions you used to determine these figures may not be accurate.
3.       We note your response to prior comment 6 regarding the acquisition of
Lytus
         Technologies Private Limited ("Lytus India") and DDC CATV Network Private Limited
         ("DDC") by the Lytus Technologies Holdings PTV. Ltd. ("Lytus Group") and your relationship with Reachnet. Please clarify whether you or any of your affiliates have any related party relationships with Reachnet. Further, please revise your summary to disclose that your acquisition of Lytus India was from a related party, the brother of CEO
         Dharmesh Pandya, and your acquisition of the majority of DDC's equity involved your
         CEO, who was the CEO of Lituus Technologies Limited (   Lituus   ),
and your director,
         Jagjit Singh Kohli. Lastly, disclose whether Lituus continues to have the option to purchase 900,000 fully convertible preference shares of DDC for Rs. 90,000,000. If so, describe the material terms of the option and the DDC preference shares.
Capitalization, page 32

4. Please reconcile the historical amount of Equity Share Capital to the similar line item in your consolidated statement of financial position on page F-3. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors For Our Performance, page 35

5. We note your expanded disclosure in response to prior comment 9. Please disclose the
         Net Surplus Rate. In addition, move the number of subscribers at year-end to your
         Number of Subscribers bullet point, rather than with the Net Surplus Rate.
Going Concern, Liquidity and Capital Resources, page 39

6. We note your response regarding your inability to settle the $15 million in accounts receivable to be received from Reachnet due to the Covid-19 pandemic and lock-down of banks and facilities to accept cash payments from customers. Please clarify whether this inability to process accounts receivables and receive cash payments is resulting in liquidity issues for either your operations or Reachnet.
Intangible Assets and Goodwill, page 41

7. Please expand your disclosure to incorporate more of the information provided in your response to prior comment 15. In this regard, disclose the second part of your response that explains how you determined the value per customer.
 Dharmesh Pandya
FirstName LastNameDharmesh   Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany
October 20,NameLytus
            2020     Technologies Holdings PTV. Ltd.
October
Page 3 20, 2020 Page 3
FirstName LastName
Our Business, page 43

8. We note your response to prior comment 16 that you are no longer going forward with your partnerships or cooperation process with Global Health Technologies, LLC and with
         Dick Cook Studios for your telemedicine platform and entertainment and education content, respectively. Please clarify how the suspension or discontinuation of these collaborations will impact the development of your services.
Corporate History, page 43

9. Your response to prior comment 19 indicates that you have concluded that Lytus India and DDC can be determined to be predecessors of the Company. As such, please provide financial statements for the registrant and its predecessor. Refer to Instructions to Item 8 of Form 20-F as well as Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-
         X.
10. We note you have provided historical audited financial statements for Lytus India and
         DDC in response to prior comment 20. Please address the following items:

                Provide the appropriate periods in accordance with Rule 3-05(b) of Regulation S-X.
              In this regard, we note you have provided financial statements for the fiscal years ended March 31, 2019 and 2020, but Lytus India was acquired on March 19, 2020 and DDC was acquired on March 31, 2020.
                Your response to prior comment 20 indicates that you have provided financial statements for Lytus India and DDC for the periods ending March 31, 2019 and
              2020. However, the financial statements that are provided in Exhibits 99.4 and 99.5 are each labeled as March 31, 2020 and both of the audit reports only refer to the fiscal year ended March 31, 2020.
                Provide pro forma financial information in accordance with
Article 11 of Regulation
              S-X.
                The financial statements of Lytus India and DDC were audited in accordance with the
              Standards on Auditing prescribed by the Institute of Chartered Accountant of India
              (ICAI). However, please advise the auditor that the audit must be conducted in accordance with U.S. generally accepted auditing standards. Refer to Instruction 2 of
              Form 20-F, Item 8.A.2.
Management, page 61

11. We note your response to prior comment 23 that you will have annual meetings and director elections. Please clarify whether such meetings and elections are mandatory or discretionary. Your response to prior comment 1 indicates that you may possibly not seek listing on the Nasdaq, thus, it is not clear whether you would be subject to exchange listing rules or other rules requiring annual meetings and director elections.
 Dharmesh Pandya
FirstName LastNameDharmesh   Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany
October 20,NameLytus
            2020     Technologies Holdings PTV. Ltd.
October
Page 4 20, 2020 Page 4
FirstName LastName
12. In your responses to prior comments 1 and 24, you indicate that you will not avail yourself of Nasdaq's closed company exemption and you will comply with the Nasdaq corporate governance rues. Please revise to disclose that you are eligible for both the closed company exemption and the foreign private issuer exemption from the Nasdaq corporate governance rules and clearly disclosure whether or not you will avail yourself of these exemptions. Further, please briefly describe these exemptions and how they differ from domestic issuers.
Common Share Eligible for Future Sale, page 75

13. We are unable to find any revisions in your amendment that are responsive to prior comment 27 regarding the lack of notice for waivers for your lock-up agreement. The disclosure on page 75 still indicates that Aegis may waive the lock-up agreement without notice. Please clarify. Further, if the underwriters must provide notice pursuant to
         Nasdaq listing rules, please clarify if there is a notice requirement should you not be listed on the Nasdaq upon the close of your offering.
Consolidated Statement of Financial Position, page F-3

14. We note your response to prior comment 30. Please identify your Borrowings line item as a related party. Refer to IAS 24.19-21.
Consolidated Statement of Profit or Loss and Other Comprehensive Income, page
F-4

15. The financial statements of DDC contained in Exhibit 99.5 show the entity generated operating revenue in the fiscal years ended March 31, 2020 and 2019. Please explain why
         DDC did not generate any revenue in the period from March 16, 2020 through March 31,
         2020, as Lytus Group does not show any operating revenue for this period.
Notes to Consolidated Financial Statements, page F-7

16. We have reviewed your response to prior comment 31. It does not appear that the revised language provided in the response has been included in your filing. Please advise or include it accordingly.
Note 3 - Other Income - Income on Acquisition of Customer-Contracts, page F-20

17. We have reviewed your responses to prior comments 34 and 35. Although you provided guidance that you determined was not applicable for this amount, it remains unclear what guidance was considered. Provide us with the guidance you cited to recognize the approximately US$15 million net surplus as "Other income" as well as the net receivable from Reachnet.
 Dharmesh Pandya
FirstName LastNameDharmesh   Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany
October 20,NameLytus
            2020     Technologies Holdings PTV. Ltd.
October
Page 5 20, 2020 Page 5
FirstName LastName
Note 22 - Acquisition of Customers
Agreement with the Reachnet Cable Services Private Limited, page F-33

18. We note Lytus Group was incorporated on March 16, 2020. Further, your disclosure indicates that you acquired approximately 1.8 million subscriber connections from
         Reachnet through Agreements dated June 21, 2019 and December 6, 2019.
The
         standalone historical audited financial statements of Lytus Technologies Private Limited that are currently included in Exhibit 99.4 show that it entered into the agreement with
         Reachnet, and the intangible asset is presented within these financial statements. In light of this, please explain why the financial statements of Lytus Group show it acquired the
         Customer Acquisition (Note 10) rather than as part of the acquisition of Lytus
         Technologies Private Limited (Note 23).
Exhibits

19. Your exhibits index indicates that you filed the Supplement Agreement dated December 6,
         2019 to the Reachnet customer acquisition as Exhibit 10.4 and the Secondary Supplement
         Agreement dated June 30, 2020 as Exhibit 10.5. Please note that you filed the Secondary
         Supplement Agreement as Exhibit 10.4 rather than the Supplement Agreement. Please file both supplemental agreements.
General

20. Your response to prior comment 38 indicates that your offering will proceed even if you are not accepted for listing on the Nasdaq. Please be aware that if you are not accepted for listing by the Nasdaq on a pre-effective basis, your registration statement will need to be substantially revised on a pre-effective basis to clarify where your public shares will be traded. Similarly, your underwriting, corporate governance, and risk factor disclosures will need to be revised to reflect that you would not be immediately subject to Nasdaq listing rules.
       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson,
Office Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or
Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      M. Ali Panjwani, Esq.